                                             Filed Pursuant to Rule 424(b)(2)
                                             Registration Nos. 333-51907 and
                                                       333-51907-01

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 24, 1998)

                                                                       [LOGO]
                                 $3,100,000,000

                         U S WEST CAPITAL FUNDING, INC.
                  $500,000,000 6 1/8% NOTES DUE JULY 15, 2002
                  $500,000,000 6 1/4% NOTES DUE JULY 15, 2005
                  $600,000,000 6 3/8% NOTES DUE JULY 15, 2008
               $1,500,000,000 6 7/8% DEBENTURES DUE JULY 15, 2028
     UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL AND INTEREST BY
                                 U S WEST, INC.
                               ------------------

    Interest on the 6 1/8% Notes due July 15, 2002 (the "2002 Notes"), the
6 1/4% Notes due July 15, 2005 (the "2005 Notes") and the 6 3/8% Notes due July 15, 2008 (the "2008 Notes" and, together with the 2002 Notes and the 2005 Notes, the "Notes") is payable semiannually in arrears on January 15 and July 15 of each year, commencing January 15, 1999. The 2002 Notes will mature on July 15, 2002. The 2005 Notes will mature on July 15, 2005. The 2008 Notes will mature on July 15, 2008. See "Description of Notes and Debentures--Notes."

    Interest on the 6 7/8% Debentures due July 15, 2028 (the "Debentures") is payable semiannually in arrears on January 15 and July 15 of each year, commencing January 15, 1999. The Debentures will mature on July 15, 2028. See "Description of Notes and Debentures--Debentures."

    Each series of Notes and Debentures will be redeemable at the option of U S WEST Capital Funding, Inc. ("Capital Funding"), in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the principal amount and the remaining scheduled payments of interest thereon, in each case discounted from their respective scheduled payment dates to the redemption date on a semiannual basis at the Treasury Rate (as defined herein) plus 10 basis points in the case of the 2002 Notes, 15 basis points in the case of the 2005 Notes, 20 basis points in the case of the 2008 Notes and 25 basis points in the case of the Debentures, plus in either case, accrued interest thereon to the date of redemption. See "Description of Notes and Debentures--Optional Redemption."

                                                         (CONTINUED ON PAGE S-2)
                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
    WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                        PRICE TO                UNDERWRITING
                                                                       PUBLIC(1)                DISCOUNT(2)
Per 2002 Note.................................................           99.89%                     .55%
Total.........................................................        $499,450,000               $2,750,000
Per 2005 Note.................................................          99.743%                    .625%
Total.........................................................        $498,715,000               $3,125,000
Per 2008 Note.................................................          99.352%                     .65%
Total.........................................................        $596,112,000               $3,900,000
Per Debenture.................................................          99.617%                    .875%
Total.........................................................       $1,494,255,000             $13,125,000

                                                                      PROCEEDS TO
                                                                   CAPITAL FUNDING(3)
Per 2002 Note.................................................           99.34%
Total.........................................................        $496,700,000
Per 2005 Note.................................................          99.118%
Total.........................................................        $495,590,000
Per 2008 Note.................................................          98.702%
Total.........................................................        $592,212,000
Per Debenture.................................................          98.742%
Total.........................................................       $1,481,130,000

(1) Plus accrued interest, if any, from June 29, 1998.

(2) Capital Funding and U S WEST have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deduction of expenses payable by Capital Funding estimated at $1,270,000.
                       ----------------------------------

    The Notes and the Debentures are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes and the Debentures will be made through the book-entry facilities of The Depository Trust Company against payment therefor in immediately available funds on or about June 29, 1998.

                           --------------------------

MERRILL LYNCH & CO.

              GOLDMAN, SACHS & CO.

                             J.P. MORGAN & CO.

                                           LEHMAN BROTHERS

                                                       MORGAN STANLEY DEAN
                                                       WITTER
                           --------------------------

            The date of this Prospectus Supplement is June 24, 1998.

(CONTINUED FROM COVER PAGE)

    On June 12, 1998, old U S WEST, Inc. (renamed "MediaOne Group, Inc." and referred to in this Prospectus Supplement as "Old U S WEST") consummated a transaction whereby it was separated into two independent companies (the "Separation"). Old U S WEST conducted its businesses through two groups, the U S WEST Communications Group (the "Communications Group") and the U S WEST Media Group (the "Media Group"). Pursuant to the Separation, Old U S WEST (i) contributed the businesses of the Communications Group and the domestic directories business of the Media Group ("Dex") (collectively the "U S WEST Businesses") to USW-C, Inc. (renamed "U S WEST, Inc."and referred to in this Prospectus Supplement as "U S WEST") and (ii) redeemed each outstanding share of Communications Group Common Stock ("Communications Stock") for one share of Common Stock of U S WEST ("U S WEST Common Stock") and distributed $850 million in value of U S WEST Common Stock (the "Dex Dividend") to holders of Media Group Common Stock ("Media Stock") in connection with the alignment of Dex with U S WEST (the "Dex Alignment"). In connection with the Separation, U S WEST refinanced approximately $4.4 billion of Old U S WEST debt, including $3.9 billion of debt (the "Dex Indebtedness") in connection with the Dex Alignment, through the issuance of short-term indebtedness (the "Refinancing"). As a result of the Separation, U S WEST became an independent company conducting the businesses of the Communications Group and Dex, and MediaOne Group, Inc. continues as an independent company conducting the businesses of the Media Group other than Dex. The Separation was approved by the holders of Communications Stock and Media Stock at Old U S WEST's Annual Meeting held on June 4, 1998. As used herein, references to "U S WEST" refer to the U S WEST Businesses prior to Separation and to U S WEST after the Separation.

    The Notes and the Debentures are unsecured obligations of Capital Funding and rank equally with all other unsecured and unsubordinated indebtedness of Capital Funding. The Notes and the Debentures are unconditionally guaranteed (the "Guarantees") as to the payment of principal and interest by U S WEST.

    The 2002 Notes, the 2005 Notes, the 2008 Notes and the Debentures will be issued in the form of one or more global securities (the "Global Securities") registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants (which may include Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, and Citibank, N.A., as operator of Cedel Bank, societe anonyme). Except in the limited circumstances described herein, Notes and Debentures in definitive form will not be issued. See "Description of Notes and Debentures--Book-Entry System."

                           --------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE DEBENTURES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF NOTES AND DEBENTURES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                           --------------------------

    THE FOLLOWING INFORMATION CONCERNING U S WEST, CAPITAL FUNDING, THE NOTES, THE DEBENTURES AND THE GUARANTEES SUPPLEMENTS, AND SHOULD BE READ IN CONJUNCTION WITH, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS. CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS PROSPECTUS SUPPLEMENT HAVE THE SAME MEANINGS AS IN THE ACCOMPANYING PROSPECTUS.

    SOME OF THE INFORMATION PRESENTED HEREIN OR INCORPORATED BY REFERENCE CONSTITUTES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH U S WEST AND CAPITAL FUNDING BELIEVE THAT THEIR EXPECTATIONS ARE BASED ON REASONABLE ASSUMPTIONS WITHIN THE BOUNDS OF THEIR KNOWLEDGE OF THEIR BUSINESSES AND OPERATIONS, THERE CAN BE NO ASSURANCE THAT ACTUAL RESULTS WILL NOT DIFFER MATERIALLY FROM THEIR EXPECTATIONS. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM EXPECTATIONS INCLUDE: (I) GREATER THAN ANTICIPATED COMPETITION FROM NEW ENTRANTS INTO THE LOCAL EXCHANGE, INTRALATA TOLL, WIRELESS, DATA AND DIRECTORIES MARKETS;
(II) CHANGES IN DEMAND FOR U S WEST'S PRODUCTS AND SERVICES, INCLUDING OPTIONAL CUSTOM CALLING FEATURES; (III) HIGHER THAN ANTICIPATED EMPLOYEE LEVELS, CAPITAL EXPENDITURES AND OPERATING EXPENSES (SUCH AS COSTS ASSOCIATED WITH YEAR 2000 REMEDIATION); (IV) THE LOSS OF SIGNIFICANT CUSTOMERS; (V) PENDING REGULATORY ACTIONS IN STATE JURISDICTIONS; (VI) REGULATORY CHANGES AFFECTING THE TELECOMMUNICATIONS INDUSTRY, INCLUDING CHANGES THAT COULD HAVE AN IMPACT ON THE COMPETITIVE ENVIRONMENT IN THE LOCAL EXCHANGE MARKET; (VII) A CHANGE IN ECONOMIC CONDITIONS IN THE VARIOUS MARKETS SERVED BY U S WEST'S OPERATIONS; (VIII) GREATER THAN ANTICIPATED COMPETITIVE ACTIVITY REQUIRING NEW PRICING FOR SERVICES; (IX) HIGHER THAN ANTICIPATED START-UP COSTS ASSOCIATED WITH NEW BUSINESS OPPORTUNITIES; (X) DELAYS IN U S WEST'S ABILITY TO BEGIN OFFERING INTERLATA LONG-DISTANCE SERVICES; AND (XI) DELAYS IN THE DEVELOPMENT OF ANTICIPATED TECHNOLOGIES, OR THE FAILURE OF SUCH TECHNOLOGIES TO PERFORM ACCORDING TO EXPECTATIONS.

                                 U S WEST, INC.

    U S WEST is a diversified communications company providing services principally to customers in a 14-state mountain and western region of the United States, which is comprised of the states of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming (collectively, the "U S WEST Region"). U S WEST has operations in four principal areas: (i) telecommunications and related services;
(ii) wireless services; (iii) high-speed data and Internet services; and (iv) directory services. The major component of U S WEST is U S WEST Communications, Inc. ("U S WEST Communications"), which provides communications service to more than 25 million residential and business customers in the U S WEST Region. U S WEST has one class of common stock, par value $.01 per share.

COMPETITIVE STRATEGY

    U S WEST has four areas of strategic focus: (i) service excellence and improved productivity; (ii) differentiation of services through integration of products and features as well as customer service and billing; (iii) revenue growth through new business development and new product offerings, including data initiatives; and (iv) use of strategic partnerships and alliances to advance business objectives.

    U S WEST's competitive strategy addresses both the advantages and challenges inherent in one of the fastest growing but least populated regions of the country. In recent years, the U S WEST Region, with seven of the ten fastest growing states in the United States, has experienced rapid growth. At the same time, the U S WEST Region is one of the least densely populated regions of the country. Though it comprises over forty percent of the land mass of the contiguous 48 states, it has just over ten percent of the population. This low population density, along with the fact that most of the growth continues to occur outside of the top five Metropolitan Statistical Areas, makes the U S WEST Region less attractive to facilities-based competitors, such as competitive local exchange carriers ("CLECs") and competitive access providers ("CAPs"), than the regions of the other regional bell operating companies ("RBOCs"). Additionally, competitors are inclined to target high value customers and therefore focus their efforts on other regions, notwithstanding the U S WEST Region's rapid growth. However, lack of population density also creates challenges. The vast geography of the U S WEST Region adds considerably to investment and maintenance costs, making the provision of ubiquitous service comparatively expensive. To capitalize on these advantages and manage the challenges, U S WEST has adopted the following specific and mutually reinforcing strategies.

    PROVIDE SUPERIOR SERVICE TO CUSTOMERS. Management believes that U S WEST is entering the competitive arena from a position of strength. U S WEST Communications has one hundred years of experience in managing increasingly complex networks and delivering complex bundled services to millions of customers. It has the ability to provide telecommunications services to mass markets and the advantage of long-term relationships with its customers. To continue to capitalize on these strengths in a competitive environment, U S WEST must continue to provide competitive, quality service. To that end, U S WEST Communications has accelerated its investment in service quality even in the face of rapid and sustained growth. The results of this investment have become evident. Orders for primary basic service held more than 30 days totaled 601 at year-end 1997, 864 at year-end 1996, and 1,887 at year-end 1995. This improvement has occurred in spite of a substantial increase in service order activity over the last two years. U S WEST intends to continue its service improvement efforts, and to retain its customers by providing superior service.

    ENHANCE NETWORK CAPACITY AND CAPABILITY. U S WEST intends to deliver the products and services its customers want. U S WEST Communications currently is utilizing a flexible network architecture as it upgrades and expands its infrastructure. A key example of this effort is the deployment of "U S WEST Network 21" in major metropolitan areas. Targeted deployment of this leading-edge bi-directional SONET ring architecture offers unprecedented survivability, reliability and flexibility for high-capacity services. Deployment is complete in Denver, Phoenix, Seattle, Minneapolis/St. Paul, Portland, Salt Lake City and

Omaha, and is underway in other key cities. A benefit of Network 21 is the size of the rings. U S WEST's competitors usually measure coverage in blocks, targeting core downtown locations. The geographic coverage of Network 21 is measured in hundreds of square miles and connects users across vast metropolitan areas. Taking advantage of capabilities like Network 21 and other network improvements, U S WEST seeks to keep in place an infrastructure that will enable it to satisfy the needs of customers into the future.

    BUILD CUSTOMER LOYALTY, EXPAND PORTFOLIO OF PRODUCTS AND SERVICES. U S WEST is focused on positioning itself as the premier service provider for customers who want a comprehensive, affordable solution to their communications needs. U S WEST is taking steps to better understand and segment customers, comprehend their wants and needs, develop specialized packages of communications products and services for specific customer segments, deliver exceptional value and provide full-service support. The Dex Alignment will provide U S WEST with an important new component in its integrated service offerings and an enhanced opportunity to market its brand.

    Customer loyalty hinges on giving customers choice, quality, convenience and value in the products and services they choose. U S WEST is responding to customer needs with numerous new products and services, including:

    - "Custom Choice"--a value-priced package of products, including Call Waiting, Caller ID, Three-Way Calling, and a number of other value-added services. This special offer has bolstered the penetration level of these value-added services and significantly increased the average buy-up rate per customer.

    - "Home Receptionist" and "Business Receptionist"--all-in-one communications systems that use screen-based telephone units to combine key value-added services, including Caller ID, Call Waiting Deluxe and Voice Messaging.

    - "Message Send"--an innovative product feature traditionally available only to business customers, has been incorporated as a standard feature that enables any Voice Messaging customer-- residential or business--to send voice messages to one another, individually or in groups.

    - "Single Number Service"--a service that enables a business with multiple locations to list a single telephone number for customers to call and routes those calls to the business location closest to the caller.

    - "Call Waiting ID"--a service that combines Caller ID and Call Waiting. Call Waiting ID identifies the name and number of the callers that come in while the user is on the phone with another caller.

    One key strategic initiative of U S WEST is the development of a premier data capability. U S WEST's data division, U S WEST !NTERPRISE Networking Services ("!NTERPRISE"), is expanding its current large business focus with new intranet (private data networks) applications and is also beginning to enter the small business and consumer markets. !NTERPRISE's strategy is built around developing an Internet Protocol(IP)-centric network, which will mirror the traditional voice network and support a wide array of differentiated network-based applications and solutions. Building on the growth of core data network services to large businesses, !NTERPRISE now has the opportunity to support extranet and internet extensions to those private networks.

    To continue meeting the needs of the large business segment on a nationwide basis, U S WEST has entered into a number of strategic relationships. U S WEST expects these relationships will allow !NTERPRISE to achieve national scale quickly with increased Frame Relay and ATM nodes and access to fiber backbones. To target the estimated 900,000 small businesses located within U S WEST's region, !NTERPRISE is offering applications including network integration services, Internet services, web hosting and e-commerce. In entering the consumer market, !NTERPRISE will continue to focus on providing high-speed Internet access to U S WEST's existing customers' homes, including through its MegaBit xDSL offering and U S WEST.net Internet access.

    U S WEST is also building a long-distance division that will primarily focus on providing long-distance services between local access transport areas ("LATAs"), with an emphasis on calls that originate within the U S WEST Region. This division, U S WEST Long Distance, Inc., will package its offerings with U S WEST's existing products and services. Based on Federal Communications Commission ("FCC") calling traffic analysis, about 13 percent of the nation's long-distance traffic originates within the U S WEST Region, and approximately 40 percent of this traffic both originates and terminates within the U S WEST Region. Recent market data indicates that the interLATA long-distance market within the U S WEST Region currently amounts to approximately $10 billion, or approximately $6 billion net of access charges. U S WEST intends to begin offering interLATA long-distance services in the U S WEST Region pending successful resolution of litigation pertaining to the constitutionality of certain provisions of the Telecommunications Act of 1996 (the "Telecommunications Act") and other regulatory proceedings. U S WEST currently offers limited out-of-region long-distance services. The objective of the long-distance division is to become the second largest long-distance provider within the U S WEST Region in its first four years of operations.

    ENSURE A FAIR COMPETITIVE ENVIRONMENT. U S WEST must represent the interests of its investors, creditors and customers as the FCC and public utility commissions ("PUCs") implement the policies embodied in the Telecommunications Act. Three important rule-makings by the FCC impact every aspect of the local exchange business: interconnection, universal service and access charge reform. Though the full business impacts of these rules are not yet known, U S WEST has moved swiftly and aggressively to challenge selected portions of the FCC's rules, including provisions related to interconnection and interLATA long-distance services in an effort to ensure a fair competitive environment.

BUSINESS

    TELECOMMUNICATIONS AND RELATED SERVICES

    U S WEST provides telecommunications services to more than 25 million residential, business and carrier customers in the U S WEST Region. U S WEST serves approximately 80% of the population of the U S WEST Region and approximately 40% of its geographic area. The principal types of telecommunications services offered by U S WEST are: (i) local exchange services, (ii) exchange access services, and (iii) intraLATA long-distance network services.

    Local exchange services provide lines from telephone exchange offices to customers' premises for the origination and termination of telecommunications services within local exchange service territories as defined by PUCs. These services include basic local exchange services provided through the regular switched network, dedicated private line facilities for voice and special services, such as transport of data, radio, and video services, switching services for customers' internal communications through facilities owned by U S WEST, services for data transport that include managing and configuring special service networks, and dedicated low- and high-capacity public or private digital networks. Other local exchange revenue is derived from intercept and directory assistance, public telephones and various custom features such as Caller ID, Call Waiting, Call Return and 3-Way Calling.

    U S WEST provides exchange access services by connecting the equipment and facilities of its customers with the communications networks of interexchange carriers ("IXCs"), wireless providers and other local exchange carriers ("LECs"), including CLECs. These connections are provided by linking these carriers and customers through the public switched network of U S WEST or through dedicated private lines furnished by U S WEST.

    U S WEST provides intraLATA long-distance services within the U S WEST Region. These services include intraLATA service beyond the local calling area, Wide Area Telecommunications Service or "800" services for customers with highly concentrated demand, and special services, such as transport of data, radio and video. U S WEST intends to begin offering interLATA long-distance services in the U S WEST Region pending resolution of litigation pertaining to the constitutionality of certain provisions of the

Telecommunications Act and other regulatory proceedings. U S WEST currently offers limited out-of-region long-distance services.

    U S WEST also provides other telecommunications products and services, including customer premises equipment ("CPE") and certain other communications services to business customers and governmental agencies.

    WIRELESS SERVICES

    U S WEST holds 10 MHz licenses to provide personal communications service ("PCS") in 53 markets in the U S WEST Region. These licenses, which cover approximately 20 million POPs (I.E., potential customers), were purchased in an FCC auction held in January 1997. In December 1997, U S WEST purchased additional licenses for a majority of the Seattle market, which cover an additional 4 million POPs. U S WEST is constructing networks using these licenses utilizing digital code division multiple access ("CDMA") technology. U S WEST launched wireless PCS services in Denver, Fort Collins, Greeley, Colorado Springs, Portland, Salem and Vancouver in 1997, Phoenix and Tucson in early 1998, and expects to launch services in two other major markets in 1998. These wireless services, which are being marketed under the "Access 2 Advanced PCS Service" brand, enable customers to use the same number for their mobile phone as for their home or business phone.

    HIGH-SPEED DATA AND INTERNET SERVICES

    U S WEST offers high-speed data and Internet services to customers inside and outside the U S WEST Region. Through !NTERPRISE, U S WEST provides high-speed data communications and network services, including frame relay service, Transparent LAN service, ATM Cell Relay Service, network integration solutions and other data-related services to business customers both inside and outside of the U S WEST Region. In 1997, U S WEST introduced U S WEST Megabit Services, a high-speed internet access service, and U S WEST.net, a standard internet access service, in selected markets and expects to launch these services in additional markets in 1998.

    To continue to develop its data services business, U S WEST recently entered into strategic relationships with national providers of fiber backbone services which are expected to provide !NTERPRISE with access to nationwide fiber capacity on a variable cost basis. U S WEST expects that !NTERPRISE, through other existing relationships, will achieve national scale quickly with increased Frame Relay and ATM nodes. U S WEST has also forged strategic alliances to complete its national, next-generation data networks.

    DIRECTORY SERVICES

    U S WEST, through Dex, publishes approximately 320 White and Yellow Pages directories in the U S WEST Region. Dex's business scope includes all facets of directory-related publishing services such as market identification, analysis and planning, advertising and sales, customer service, directory design, printing and distribution, billing and collection, and product service promotion. Dex's customers include businesses that purchase advertising in its directories and other related products, and consumers who use directories and other advertising and information services. Dex also provides directory publishing services to other telephone companies on a contract basis and electronic directory services. Dex is expanding its directories business onto the Internet by marketing innovative and interactive listings and advertising, primarily through existing sales channels throughout the U S WEST Region.

    CAPITAL EXPENDITURES

    U S WEST incurred capital expenditures of approximately $2.7 billion in 1997 and expects to incur approximately $2.6 billion in 1998. The 1997 capital expenditures were substantially devoted to the continued modernization of telephone plant, to improve customer service, to accommodate additional line capability in several states and to enter the wireless business.

COMPETITION

    U S WEST faces competition in the local exchange business, exchange access and intraLATA long-distance markets, primarily from IXCs, CLECs, and CAPs. CLECs and CAPs compete with U S WEST by providing customers with network services that connect to carrier facilities or other business locations within a serving LATA. IXCs compete with U S WEST by providing intraLATA long-distance services. Such competition is eroding U S WEST Communications' market share of intraLATA long-distance services, including Wide Area Telephone Service and "800" services. IXCs are competing in this area by offering lower prices and packaging these services on an intraLATA and interLATA basis.

    The Telecommunications Act has altered the competitive landscape of the telecommunications industry by permitting competition among local telephone companies, long-distance companies and cable companies. As a result, it is expected that additional competitors will be introduced into U S WEST's markets who will offer services similar to those offered by U S WEST, including local exchange services. U S WEST believes that these competitors have initially targeted high-volume business customers in densely populated urban areas and will selectively pursue business in smaller communities. The resulting loss of local service customers could affect multiple revenue streams and could have a material adverse effect on U S WEST's operations. Court and state regulatory commission deliberations on interconnection rates and newly issued FCC rules on interstate access pricing could also result in significant changes in revenues received from carriers. The wireless services being introduced by U S WEST will face competition from the two cellular providers in each of the markets in which it operates as well as from the other providers of PCS services in such markets. The high-speed data and Internet access services offered by U S WEST face competition from LECs, IXCs, internet service providers ("ISPs") and other providers of data services in U S WEST's markets. Dex competes with various other providers of directory services, including providers of electronic directory services.

    Technological advancements will also increase competition in the future. New competitive carriers that are affiliates of cable television companies and power companies are expected to play a greater role in offering local exchange services. In addition to local exchange services, competitors are expected to offer services that will compete with those U S WEST Communications offers and plans to offer, including video programming and high-speed data and Internet services.

    U S WEST expects to counter the competition by expanding services to include new retail as well as wholesale markets. Recently introduced service offerings include PCS, high-speed data and Internet services, and interconnection services provided for competing providers of local services. Planned future service offerings include interLATA long-distance services as the regulatory environment permits, while interconnection services will be expanded. Management believes that U S WEST's ability to bundle local, long-distance, PCS and other services will provide a significant opportunity to compete by offering one-stop shopping with a package of services similar to those that can be offered by IXCs and CLECs.

                         U S WEST CAPITAL FUNDING, INC.

    Capital Funding is a wholly-owned subsidiary of U S WEST and was incorporated under the laws of the State of Colorado in June 1986. Capital Funding provides financing to U S WEST and its affiliates through the issuance of indebtedness guaranteed by U S WEST. Capital Funding has no independent operations.

                                USE OF PROCEEDS

    Capital Funding will apply the proceeds from the sale of the Notes and the Debentures primarily to the repayment of a portion of its commercial paper indebtedness, though some of such proceeds may also be used for loans to U S WEST and affiliates of U S WEST for general corporate purposes. Capital Funding's commercial paper carries a weighted average interest cost of 5.78%.

                           CAPITALIZATION OF U S WEST

    The following table sets forth, at March 31, 1998, (i) the unaudited consolidated historical capitalization of U S WEST, (ii) the unaudited combined pro forma capitalization of U S WEST without adjustment for the sale of the Notes and the Debentures and (iii) the unaudited combined pro forma capitalization of U S WEST, as further adjusted to reflect the sale of the Notes and the Debentures and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The historical capitalization presents U S WEST's financial position as if it were a separate entity for all periods presented but does not give effect to certain transactions being undertaken in connection with the Separation, including the refinancing of the $3.9 billion of Dex Indebtedness. The pro forma capitalization gives effect to all such transactions. The pro forma capitalization is presented for informational purposes only and is not necessarily indicative of the future capitalization of U S WEST. The table should be read in conjunction with the historical and pro forma financial statements and notes thereto of U S WEST included in the documents incorporated by reference herein, including U S WEST's Current Report on Form 8-K dated May 15, 1998. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                              AT MARCH 31, 1998
                                                                   ---------------------------------------
                                                                                             PRO FORMA AS
                                                                   HISTORICAL    PRO FORMA     ADJUSTED
                                                                   -----------  -----------  -------------
                                                                            (DOLLARS IN MILLIONS)
Short-term debt..................................................   $     924    $   1,878     $   1,878
                                                                   -----------  -----------       ------
                                                                   -----------  -----------       ------

Long-term debt...................................................   $   4,931    $   8,030(2)       4,930
Notes and Debentures offered hereby..............................      --           --             3,100
Total shareowners' equity (1)....................................       4,450          422           422
                                                                   -----------  -----------       ------
Total capitalization.............................................   $   9,381    $   8,452     $   8,452
                                                                   -----------  -----------       ------
                                                                   -----------  -----------       ------

------------------------

(1) U S WEST has 2,000,000,000 shares of Common Stock authorized. Upon consummation of the Separation on June 12, 1998, there were 485,041,923 shares of Communications Stock issued and outstanding. In the Separation, one share of U S WEST Common Stock was issued in redemption of each issued and outstanding share of Communications Stock. In addition, $850 million in value of shares of U S WEST Common Stock was issued to holders of Media Stock as the Dex Dividend based on the average price of the Communications Stock measured over a period of 20 trading days prior to the Separation.

(2) Consists of long-term debt of U S WEST Communications and commercial paper issued by Capital Funding to refinance the Dex Indebtedness as well as to fund certain costs and expenses of the Separation. All medium- and long-term debt securities of Capital Funding which were outstanding prior to the Separation and guaranteed by Old U S WEST were either repurchased for cash or assumed by MediaOne Group, Inc. in connection with the Separation.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

U S WEST SUMMARY HISTORICAL FINANCIAL DATA

    The following table sets forth summary historical financial information for U S WEST. This information presents U S WEST 's results of operations and financial condition as if it were a separate entity for all periods presented but does not give effect to certain transactions being undertaken in connection with the Separation, including the refinancing by U S WEST of the Dex Indebtedness and the issuance of $850 million in value of U S WEST Common Stock to holders of Media Stock in connection with the Dex Alignment. For financial information for U S WEST which gives effect to all such transactions, see "-- U S WEST Unaudited Selected Pro Forma Financial Data." The summary historical financial data below should be read in conjunction with the financial statements and notes thereto of U S WEST, included in the Old U S WEST proxy statement mailed to all shareowners on April 20, 1998. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The summary historical financial data at December 31, 1997 and 1996 and for each of the two years ended December 31, 1997, have been derived from the combined financial statements of U S WEST, which have been audited by Arthur Andersen LLP, independent public accountants. The summary historical financial data at December 31, 1995, 1994 and 1993, and for each of the three years ended December 31, 1995, have been derived from the combined financial statements of U S WEST, which have been audited by Coopers & Lybrand L.L.P., independent accountants. See "Experts" in the accompanying Prospectus. The summary historical financial data at March 31, 1998 and 1997 have been derived from the unaudited combined financial statements of U S WEST, which have been prepared on the same basis as the audited combined financial statements and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Results for interim periods are not necessarily indicative of results for the entire year.

                                                     THREE MONTHS ENDED
                                                                                           YEAR ENDED OR AS OF
                                                     OR AS OF MARCH 31,                       DECEMBER 31,
                                                    --------------------  -----------------------------------------------------
                                                      1998       1997       1997       1996       1995       1994       1993
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues:
  Communications & related services...............  $   2,710  $   2,587  $  10,319  $  10,079  $   9,484  $   9,176  $   8,870
  Directory services..............................        307        287      1,196      1,120      1,058        997        949
  Intersegment eliminations.......................         (8)        (7)       (36)       (31)       (34)       (41)       (40)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    $   3,009  $   2,867  $  11,479  $  11,168  $  10,508  $  10,132  $   9,779
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income:(1)
  Communications & related services...............  $     670  $     644  $   2,210  $   2,340  $   2,178  $   2,118  $   1,035
  Directory services..............................        145        133        566        472        399        398        358
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    $     815  $     777  $   2,776  $   2,812  $   2,577  $   2,516  $   1,393
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
Interest expense..................................  $      97  $     103  $     405  $     448  $     429  $     381  $     415
Net income (loss)(2)..............................        434        420      1,524      1,535      1,423      1,403     (2,585)
Dividends per common share(3).....................      0.535      0.535       2.14       2.14       2.14
BALANCE SHEET DATA:
Total assets......................................     17,851     --         17,667     17,279     16,960     16,317     15,727
Total debt........................................      5,855     --          5,715      6,545      6,782      6,147      5,728
Total equity......................................      4,450     --          4,367      4,085      3,657      3,357      2,837
OPERATING DATA:
EBITDA(4).........................................      1,347      1,313      4,939      4,970      4,644      4,444      4,166
Capital expenditures..............................        522        409      2,672      2,831      2,770      2,513      2,251
Ratio of earnings to fixed charges(5).............       6.50       6.10       5.67       5.20       5.01       5.38       2.91
Telephone network access lines in service
  (thousands).....................................     16,193     15,625     16,033     15,424     14,795     14,299     13,803
Billed access minutes of use (millions)
  Interstate......................................     14,362     13,530     55,362     52,039     47,801     43,768     40,594
  Intrastate......................................      2,983      2,785     11,729     10,451      9,504      8,507      7,529
Total employees...................................     52,142     50,525     51,110     51,477     54,552     55,246     56,147
Telephone company employees.......................     44,667     44,435     43,749     45,427     47,934     47,493     49,668
Telephone company employees per ten thousand
  access lines....................................       27.6       28.4       27.3       29.5       32.4       33.2       36.0

                                                   (FOOTNOTES ON FOLLOWING PAGE)

NOTES TO SUMMARY HISTORICAL FINANCIAL DATA

(1) 1997 operating income includes a $225 regulatory charge related primarily to a rate reduction order in the state of Washington. 1996 operating income includes the current effects of $24 from adopting Statement of Financial Accounting Standards ("SFAS") No. 121. 1993 operating income includes a one-time restructuring charge of $930.

(2) Net income for the first three months of 1997 includes a gain of $11 on the sales of certain rural telephone exchanges. 1997 net income includes a $152 regulatory charge related primarily to a rate reduction order in the state of Washington, a gain of $48 on the sales of certain rural telephone exchanges, a gain of $32 on the sale of U S WEST Communications' investment in Bell Communications Research, Inc. ("Bellcore") and an extraordinary charge of $3 for the early extinguishment of debt. 1996 net income includes a gain of $36 on the sales of certain rural telephone exchanges and the cumulative and current effects of $34 and $15, respectively, from adopting SFAS No. 121. 1995 net income includes a gain of $85 on the sales of certain rural telephone exchanges, an extraordinary charge of $8 for the early extinguishment of debt and $8 for costs associated with the November 1995 recapitalization. 1994 net income includes a gain of $51 on the sales of certain rural telephone exchanges. 1993 net income was reduced by $566 for a restructuring charge and $54 for the cumulative effect on deferred taxes of the 1993 federally mandated increase in income tax rates. 1993 net income was also reduced by extraordinary charges of $3,123 for the discontinuance of SFAS No. 71 and $77 for the early extinguishment of debt.

(3) Dividends per share prior to 1995 are not presented due to the November 1995 recapitalization.

(4) Earnings before interest, taxes, depreciation, amortization, and other ("EBITDA"). EBITDA also excludes gains on asset sales and a restructuring charge. U S WEST considers EBITDA an important indicator of the operational strength and performance of its business. EBITDA, however, should not be considered as an alternative to operating or net income as an indicator of the performance of U S WEST's businesses or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles.

(5) 1993 ratio includes a one-time restructuring charge of $930. Excluding the restructuring charge the ratio would have been 4.76.

U S WEST UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

    The following unaudited selected pro forma statement of operations data of U S WEST gives effect to the Refinancing (including the refinancing of the Dex Indebtedness), the issuance of the Dex Dividend to holders of Media Stock in connection with the Dex Alignment, transfers of certain assets and liabilities of Old U S WEST to U S WEST and allocations of certain costs and expenses in connection with the Separation (the "Separation Adjustments") as if such transactions had been consummated as of the beginning of the periods indicated. The following unaudited pro forma balance sheet data of U S WEST gives effect to the Separation Adjustments as if such transactions had been consummated as of the dates indicated. The unaudited selected pro forma financial data are derived from, or prepared on a basis consistent with, the unaudited pro forma condensed combined financial statements of U S WEST and the notes thereto incorporated by reference in U S WEST's Current Report on Form 8-K dated May 15, 1998, incorporated herein by reference. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

    The pro forma financial data included herein are based on available information and certain assumptions management believes are reasonable and does not necessarily represent what U S WEST's financial position or results of operations would have been had the transactions occurred at such dates or to project U S WEST's financial position or results of operations at or for any future date or period. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma financial information have been made. The unaudited pro forma financial statements should be read in conjunction with the historical and pro forma financial statements and the notes thereto of U S WEST, included in the documents incorporated by reference herein, including U S WEST's Current Report on Form 8-K dated May 15, 1998. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                         THREE MONTHS ENDED   YEAR ENDED OR AS OF
                                                                         OR AS OF MARCH 31,       DECEMBER 31,
                                                                        --------------------  --------------------
                                                                          1998       1997       1997       1996
                                                                        ---------  ---------  ---------  ---------
                                                                          DOLLARS IN MILLIONS (EXCEPT PER SHARE
                                                                                         AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues:
  Communications & related services...................................  $   2,710  $   2,587  $  10,319  $  10,079
  Directory services..................................................        307        287      1,196      1,120
  Intersegment eliminations...........................................         (8)        (7)       (36)       (31)
                                                                        ---------  ---------  ---------  ---------
                                                                        $   3,009  $   2,867  $  11,479  $  11,168
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------
Operating income:(1)
  Communications & related services...................................  $     670  $     644  $   2,210  $   2,340
  Directory services..................................................        145        133        566        472
                                                                        ---------  ---------  ---------  ---------
                                                                        $     815  $     777  $   2,776  $   2,812
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

Interest expense......................................................  $     158  $     164  $     648  $     691
Net income (2)........................................................        396        382      1,374      1,385
Diluted earnings per common share(3)..................................       0.78       0.76       2.73       2.77
Dividends per common share............................................      0.535      0.535       2.14       2.14

BALANCE SHEET DATA:
Total assets..........................................................     17,924     --         17,740     17,352
Total debt............................................................      9,908     --          9,768     10,598
Total equity..........................................................        422     --            339         57

OPERATING DATA:
EBITDA................................................................      1,347      1,313      4,939      4,970
Ratio of earnings to fixed charges....................................       4.37       4.15       3.85       3.63

                                                   (FOOTNOTES ON FOLLOWING PAGE)

NOTES TO UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

(1) 1997 operating income includes a $225 regulatory charge related primarily to a rate reduction order in the state of Washington. 1996 operating income includes the current effects of $24 from adopting SFAS No. 121. 1993 operating income includes a one-time restructuring charge of $930.

(2) Net income for the first three months of 1997 includes a gain of $11 on the sales of certain rural telephone exchanges. 1997 net income includes a $152 regulatory charge related primarily to a rate reduction order in the state of Washington, a gain of $48 on the sales of certain rural telephone exchanges, a gain of $32 on the sale of U S WEST Communications' investment in Bellcore and an extraordinary charge of $3 for the early extinguishment of debt. 1996 net income includes a gain of $36 on the sales of certain rural telephone exchanges and the cumulative and current effects of $34 and $15, respectively, from adopting SFAS No. 121.

(3) 1997 earnings per share includes an extraordinary charge of $3 ($.01 per share) for the early extinguishment of debt. 1996 earnings per share includes $34 ($.07 per share) for the cumulative effect from adopting SFAS No. 121.

                      DESCRIPTION OF NOTES AND DEBENTURES

GENERAL

    The 2002 Notes, the 2005 Notes, the 2008 Notes and the Debentures will be issued as separate series of Debt Securities under an Indenture, dated as of June 29, 1998, as amended or supplemented from time to time (the "Indenture"), among U S WEST, Capital Funding and The First National Bank of Chicago, as trustee (the "Trustee"). The provisions of the Indenture are more fully described under "Description of Debt Securities and Guarantees" in the accompanying Prospectus, to which reference is hereby made. Capitalized and other terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus and the Indenture. As of the date of this Prospectus Supplement, no Debt Securities have been issued under the Indenture.

NOTES

    The 2002 Notes will be limited to $500,000,000 aggregate principal amount, the 2005 Notes will be limited to $500,000,000 aggregate principal amount and the 2008 Notes will be limited to $600,000,000 aggregate principal amount. The Notes are unconditionally guaranteed as to payment of principal and interest by U S WEST. The Notes are unsecured obligations of Capital Funding and rank equally with all other unsecured and unsubordinated indebtedness of Capital Funding. The Guarantees are unsecured obligations of U S WEST and rank equally with all other unsecured and unsubordinated indebtedness of U S WEST. Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes and the Guarantees.

    The 2002 Notes will bear interest at the rate of 6 1/8% per annum, the 2005 Notes will bear interest at the rate of 6 1/4% per annum and the 2008 Notes will bear interest at the rate of 6 3/8% per annum, in each case from June 29, 1998, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on January 15 and July 15 of each year, commencing January 15, 1999, to the Persons in whose names the Notes are registered at the close of business on the January 1 or July 1, as the case may be, next preceding such Interest Payment Date. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

    The 2002 Notes will mature on July 15, 2002, the 2005 Notes will mature on July 15, 2005 and the 2008 Notes will mature on July 15, 2008. The Notes will not have the benefit of any sinking fund.

    The Trustee, through its corporate trust office in the Borough of Manhattan in The City of New York (in such capacity, the "Paying Agent"), will act as Capital Funding's paying agent with respect to the Notes. Payments of principal of and interest on the Notes will be made by Capital Funding through the Paying Agent to DTC. See "--Book-Entry System."

    The Notes may be transferred or exchanged without any service charge at the corporate trust office of the Paying Agent in the Borough of Manhattan in The City of New York, or at any other office or agency maintained by Capital Funding for such purpose.

DEBENTURES

    The Debentures will be limited to $1,500,000,000 aggregate principal amount. The Debentures are unconditionally guaranteed as to payment of principal and interest by U S WEST. The Debentures are unsecured obligations of Capital Funding and rank equally with all other unsecured and unsubordinated indebtedness of Capital Funding. The Guarantees are unsecured obligations of U S WEST and rank equally with all other unsecured and unsubordinated indebtedness of U S WEST. Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Debentures and the Guarantees.

    The Debentures will bear interest at the rate of 6 7/8% per annum from June 29, 1998, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on January 15 and July 15 of each year, commencing January 15, 1999, to the Persons in whose names the Debentures are registered at the close of business on the January 1 or July 1, as the case may be, next preceding such Interest Payment Date. The Debentures will be issued in registered form in denominations of $1,000 and integral multiples thereof. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

    The Debentures will mature on July 15, 2028. The Debentures will not have the benefit of any sinking fund.

    The Paying Agent will act as Capital Funding's paying agent with respect to the Debentures. Payments of principal of and interest on the Debentures will be made by Capital Funding through the Paying Agent to DTC. See "--Book-Entry System."

    The Debentures may be transferred or exchanged without any service charge at the corporate trust office of the Paying Agent in the Borough of Manhattan in The City of New York, or at any other office or agency maintained by Capital Funding for such purpose.

OPTIONAL REDEMPTION

    Each series of Notes and Debentures will be redeemable at the option of Capital Funding, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior written notice mailed to the registered holders thereof, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes or Debentures (as the case may be) to be redeemed and (ii) the sum, as determined by the Quotation Agent (as defined herein), of the present values of the principal amount and the remaining scheduled payments of interest on the Notes or Debentures (as the case may be) to be redeemed (the "Remaining Life") in each case discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of 30-day months) at the Treasury Rate (as defined herein) plus 10 basis points in the case of the 2002 Notes, 15 basis points in the case of the 2005 Notes, 20 basis points in the case of the 2008 Notes and 25 basis points in the case of the Debentures, plus in either case, accrued interest thereon to the date of redemption.

    If money sufficient to pay the redemption price of and accrued interest on all of the Notes or Debentures (as the case may be) of a particular series (or portions thereof) to be redeemed on the redemption date is deposited with the Trustee or a Paying Agent on or before the redemption date and certain other conditions are satisfied, then on and after such date, interest will cease to accrue on such Notes or Debentures, as the case may be (or such portion thereof), called for redemption.

    "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the Remaining Life that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity with the Remaining Life of the Notes or Debentures, as the case may be, to be redeemed.

    "Comparable Treasury Price" means, with respect to any redemption date, the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Quotation Agent" means the Reference Treasury Dealer appointed by Capital Funding.

    "Reference Treasury Dealer" means each of Merrill Lynch Government Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated and their successors; provided, however, that if any of the foregoing shall cease to be primary U.S.

Government securities dealers in New York City (a "Primary Treasury Dealer"), Capital Funding shall substitute therefor another Primary Treasury Dealer.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, calculated on the third business day preceding such redemption date using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

BOOK-ENTRY SYSTEM

    DTC will act as securities depositary for the Notes and the Debentures. The Notes and the Debentures will each be issued only in the form of one or more fully registered certificates registered in the name of Cede & Co., DTC's nominee. Except as provided below, owners of beneficial interests in the certificates for the Notes registered in the name of DTC or its nominee ("Global Notes") or in the certificates for the Debentures registered in the name of DTC or its nominee ("Global Debentures") will not be entitled to have either the Global Notes or the Global Debentures, as the case may be, registered in their names and will not receive or be entitled to receive physical delivery of either the Global Notes or the Global Debentures, as the case may be, in definitive form. Unless and until definitive Notes or Debentures are issued to owners of beneficial interest in the Global Notes or the Global Debentures, such owners of beneficial interest will not be recognized as holders of either the Notes or the Debentures, as the case may be, by Capital Funding, the Trustee or the Paying Agent. Hence, until such time, owners of beneficial interests in either the Global Notes or the Global Debentures will only be able to exercise the rights of Holders indirectly through DTC and its participating organizations (which may include Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euroclear System, and Citibank, N.A., as operator of Cedel Bank, societe anonyme). Except as set forth below, the certificates may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Note or a Global Debenture.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "Clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Notes or Debentures within DTC's system must be made by or through Direct Participants, which will receive a credit for the Notes or the Debentures, as the case may be, on DTC's records. The ownership interest of each actual purchaser of each Note or Debenture ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased the Notes or the Debentures, as the case may be. Transfers of ownership interests in the Notes or the Debentures are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes or Debentures, except in the event that use of the book-entry system for the Notes or the Debentures is discontinued.

    To facilitate subsequent transfers, all of the Notes and the Debentures deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Notes or Debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes or the Debentures. DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes or Debentures are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyances of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Although voting with respect to the Notes and the Debentures is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Notes or Debentures. Under its usual procedures, DTC would mail an Omnibus Proxy to Capital Funding as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes or the Debentures, as the case may be, are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

    Payments of principal of and interest on the Notes and the Debentures will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent, the Trustee, Capital Funding or U S WEST, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of Capital Funding, the Paying Agent or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    Except as provided herein, a Beneficial Owner in a Global Note or a Global Debenture will not be entitled to receive physical delivery of Notes or Debentures, as the case may be. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes or the Debentures.

    DTC may discontinue providing its services as securities depositary with respect to the Notes or the Debentures at any time by giving reasonable notice to Capital Funding or the Paying Agent. Under such circumstances, in the event that a successor securities depository is not obtained, certificates for the Notes or the Debentures, as the case may be, are required to be printed and delivered. Additionally, Capital

Funding may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Notes or the Debentures. In that event, certificates for the Notes or the Debentures, as the case may be, will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Capital Funding and U S WEST believe to be reliable, but Capital Funding and U S WEST take no responsibility for the accuracy thereof.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among Capital Funding, U S WEST, and each of the underwriters named below (the "Underwriters"), Capital Funding has agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated are acting as representatives (the "Representatives"), has severally agreed to purchase, the principal amounts of the Notes and the Debentures set forth opposite its name below. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes and the Debentures if any are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                                  PRINCIPAL    PRINCIPAL    PRINCIPAL     PRINCIPAL
                                                                  AMOUNT OF    AMOUNT OF    AMOUNT OF     AMOUNT OF
                          UNDERWRITER                            2002 NOTES   2005 NOTES   2008 NOTES    DEBENTURES
---------------------------------------------------------------  -----------  -----------  -----------  -------------

Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.........................................  $96,000,000  $96,000,000  $115,200,000 $ 288,000,000
Goldman, Sachs & Co. ..........................................   96,000,000   96,000,000  115,200,000    288,000,000
J.P. Morgan Securities Inc. ...................................   96,000,000   96,000,000  115,200,000    288,000,000
Lehman Brothers Inc. ..........................................   96,000,000   96,000,000  115,200,000    288,000,000
Morgan Stanley & Co. Incorporated..............................   96,000,000   96,000,000  115,200,000    288,000,000
BancAmerica Robertson Stephens.................................    2,500,000    2,500,000    3,000,000      7,500,000
ABN AMRO Incorporated..........................................    2,500,000    2,500,000    3,000,000      7,500,000
BNY Capital Markets, Inc.......................................    2,500,000    2,500,000    3,000,000      7,500,000
Banc One Capital Markets, Inc..................................    2,500,000    2,500,000    3,000,000      7,500,000
Citicorp Securities, Inc.......................................    2,500,000    2,500,000    3,000,000      7,500,000
Key Capital Markets, Inc.......................................    2,500,000    2,500,000    3,000,000      7,500,000
Commerzbank Capital Markets Corporation........................    2,500,000    2,500,000    3,000,000      7,500,000
Norwest Investment Services, Inc...............................    2,500,000    2,500,000    3,000,000      7,500,000
                                                                 -----------  -----------  -----------  -------------
          Total................................................  $500,000,000 $500,000,000 $600,000,000 $1,500,000,000
                                                                 -----------  -----------  -----------  -------------
                                                                 -----------  -----------  -----------  -------------

    The Representatives have advised Capital Funding that they propose initially to offer the Notes and the Debentures to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a concession not in excess of .35% of the principal amount of the 2002 Notes, .375% of the principal amount of the 2005 Notes, .4% of the principal amount of the 2008 Notes, and .5% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the 2002 Notes, .25% of the principal amount of the 2005 Notes, .25% of the principal amount of the 2008 Notes, and .25% of the principal amount of the Debentures. After the initial public offering, the offering prices, concessions and discounts may be changed.

    During a period of 30 days from the date of this Prospectus Supplement, neither Capital Funding nor U S WEST will, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any senior debt securities with maturities of more than one year.

    The Notes and the Debentures are new issues of securities with no established trading markets. Capital Funding and U S WEST have been advised by the Representatives that they intend to make a market in the Notes and the Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the Debentures.

    Until the distribution of the Notes and the Debentures is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase Notes and Debentures. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Notes or the Debentures. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes or the Debentures.

    If the Representatives create a short position in the Notes or the Debentures in connection with the offering, I.E., if they sell more Notes or Debentures than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Notes or Debentures in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither Capital Funding nor U S WEST nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes or the Debentures. In addition, neither Capital Funding nor U S WEST nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Capital Funding and U S WEST have agreed to indemnify the several Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, U S WEST and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Certain legal matters relating to the Notes, the Debentures and the Guarantees will be passed upon for Capital Funding and U S WEST by Weil, Gotshal & Manges LLP, New York, New York and by Thomas O. McGimpsey, Corporate Counsel and Assistant Secretary of U S WEST, and for the Underwriters by Brown & Wood LLP, New York, New York.

PROSPECTUS

                                                                       [LOGO]

                                 $3,500,000,000
                         U S WEST CAPITAL FUNDING, INC.

                                DEBT SECURITIES

             UNCONDITIONALLY GUARANTEED AS TO PAYMENT OF PRINCIPAL,
                       PREMIUM, IF ANY, AND INTEREST, BY

                                 U S WEST, INC.

    U S WEST Capital Funding, Inc. ("Capital Funding") from time to time offers its notes, debentures, or other debt securities (the "Debt Securities"), in one or more series, up to an aggregate principal amount of $3,500,000,000 (or its equivalent, based on the applicable exchange rate at the time of offering, in such foreign currencies, or units of two or more thereof as shall be designated by Capital Funding). Debt Securities may be issued in registered form without coupons, bearer form with coupons attached, or in the form of a Global Security. All Debt Securities will be unconditionally guaranteed as to payment of principal, premium, if any, and interest by U S WEST, Inc.

    When a particular series of Debt Securities is offered, a supplement to this Prospectus will be delivered (the "Prospectus Supplement") together with this Prospectus setting forth the terms of such Debt Securities, including, where applicable, the specific designation, aggregate principal amount, denominations, form of currency or currencies in which the principal, and premium, if any, and interest are payable, maturity, rate (which may be fixed or variable) and time of payment of interest, any terms for redemption or repurchase at the option of Capital Funding or the holder, any terms for sinking fund payments, the initial public offering price, the names of, and the principal amounts to be purchased by, underwriters and the compensation of such underwriters, any listing of the Debt Securities on a securities exchange, and the other terms in connection with the offering and sale of such Debt Securities.

    If an agent of Capital Funding or a dealer or an underwriter is involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the agent's commission or dealer's or underwriter's discount will be set forth in, or may be calculated from, the Prospectus Supplement. The net proceeds to Capital Funding from such sale will be the purchase price of such Debt Securities less such commission in the case of an agent, the purchase price of such Debt Securities in the case of a dealer or the public offering price less such discount in the case of an underwriter, and less, in each case, the other attributable issuance expenses. The aggregate net proceeds to Capital Funding from all the Debt Securities will be the purchase price of the Debt Securities sold, less the aggregate of agents' commissions and dealers' and underwriters' discounts and other expenses of issuance and distribution. The net proceeds to Capital Funding from the sale of the Debt Securities will be set forth in the Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for any agents, dealers or underwriters.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                 The date of this Prospectus is June 24, 1998.

                           DESCRIPTION OF SEPARATION

    On June 12, 1998, old U S WEST, Inc. (renamed "MediaOne Group, Inc." and referred to in this Prospectus as "Old U S WEST") consummated a transaction whereby it was separated into two independent companies (the "Separation"). Old U S WEST conducted its businesses through two groups, the U S WEST Communications Group (the "Communications Group") and the U S WEST Media Group (the "Media Group"). Pursuant to the Separation, Old U S WEST (i) contributed the businesses of the Communications Group and the domestic directories business of the Media Group ("Dex") (collectively the "U S WEST Businesses") to USW-C, Inc. (renamed "U S WEST, Inc." and referred to in this Prospectus as "U S WEST") and (ii) redeemed each outstanding share of Communications Group Common Stock ("Communications Stock") for one share of Common Stock of U S WEST ("U S WEST Common Stock") and distributed $850 million in value of U S WEST Common Stock (the "Dex Dividend") to holders of Media Group Common Stock ("Media Stock") in connection with the alignment of Dex with U S WEST (the "Dex Alignment"). In connection with the Separation, U S WEST refinanced approximately $4.4 billion of Old U S WEST debt, including $3.9 billion of debt (the "Dex Indebtedness") in connection with the Dex Alignment, through the issuance of short-term indebtedness. As a result of the Separation, U S WEST became an independent company conducting the businesses of the Communications Group and Dex, and MediaOne Group, Inc. continues as an independent company conducting the businesses of the Media Group other than Dex. The Separation was approved by the holders of Communications Stock and Media Stock at Old U S WEST's Annual Meeting held on June 4, 1998. As used herein, references to "U S WEST" refer to the U S WEST Businesses prior to Separation and to U S WEST after the Separation.

                             AVAILABLE INFORMATION

    U S WEST is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information concerning U S WEST can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, at prescribed rates. The Commission maintains a Web site at http: //www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including U S WEST. U S WEST's Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange (the "PSE") and such material is available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the offices of the PSE, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

    U S WEST and Capital Funding have filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by U S WEST (and its predecessor Old U S WEST) with the Commission and are incorporated herein by reference: (i) Old U S WEST's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed April 13, 1998,

(ii) Old U S WEST's Current Reports on Form 8-K dated January 29, 1998, February 17, 1998, March 25, 1998 (as amended by Form 8-K/A filed April 13, 1998), April 17, 1998 and May 5, 1998, (iii) Old U S WEST's Proxy Statement on Schedule 14A filed with the Commission on April 20, 1998, (iv) U S WEST's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and (v) U S WEST's Current Reports on Form 8-K dated May 15, 1998, June 3, 1998 and June 17, 1998.

    All documents filed by U S WEST pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies and supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    U S WEST and Capital Funding will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which are incorporated by reference herein, other than exhibits to such documents which are not specifically incorporated by reference therein. Requests should be directed to Investor Relations, U S WEST, 1801 California Street, Denver, Colorado 80202 (telephone number (303) 896-1277).

                FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

    Some of the information presented herein or incorporated by reference constitutes "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. Although U S WEST and Capital Funding believe that their expectations are based on reasonable assumptions within the bounds of their knowledge of their businesses and operations, there can be no assurance that actual results will not differ materially from their expectations. Factors that could cause actual results to differ from expectations include: (i) greater than anticipated competition from new entrants into the local exchange, intraLATA toll, wireless, data and directories markets;
(ii) changes in demand for U S WEST's products and services, including optional custom calling features; (iii) higher than anticipated employee levels, capital expenditures and operating expenses (such as costs associated with year 2000 remediation); (iv) the loss of significant customers; (v) pending regulatory actions in state jurisdictions; (vi) regulatory changes affecting the telecommunications industry, including changes that could have an impact on the competitive environment in the local exchange market; (vii) a change in economic conditions in the various markets served by U S WEST's operations; (viii) greater than anticipated competitive activity requiring new pricing for services; (ix) higher than anticipated start-up costs associated with new business opportunities; (x) delays in U S WEST's ability to begin offering interLATA long-distance services; and (xi) delays in the development of anticipated technologies, or the failure of such technologies to perform according to expectations.

                                 U S WEST, INC.

    U S WEST is a diversified communications company providing services principally to customers in a 14-state mountain and western region of the United States, which is comprised of the states of Arizona, Colorado, Idaho, Iowa, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oregon, South Dakota, Utah, Washington and Wyoming. U S WEST has operations in four principal areas:
(i) telecommunications and related services, (ii) wireless services, (iii) high-speed data and Internet

Services; and (iv) directory services. The major component of U S WEST is U S WEST Communications, Inc. which provides communications service to more than 25 million residential and business customers in the region. U S WEST has one class of common stock, par value $.01 per share.

                         U S WEST CAPITAL FUNDING, INC.

    Capital Funding is a wholly-owned subsidiary of U S WEST and was incorporated under the laws of the State of Colorado in June 1986. Capital Funding provides financing to U S WEST and its affiliates through the issuance of indebtedness guaranteed by U S WEST. The principal executive offices of Capital Funding are located at 1801 California Street, Denver, Colorado 80202 (telephone number (303) 672-2700).

                                USE OF PROCEEDS

    Capital Funding will apply the net proceeds from the sale of the Debt Securities to its general funds to be used for the reduction of short-term and long-term borrowings and/or loans to U S WEST and affiliates of U S WEST, which will in turn use the funds for general corporate purposes, including acquisitions, the refinancing of short-term and long-term borrowings, and for other business opportunities. The amount and timing of these loans will depend upon the future growth and financing requirements of U S WEST and its affiliates.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges for U S WEST for the periods indicated. For the purpose of calculating this ratio, earnings consist of income before income taxes, extraordinary items and cumulative effect of change in accounting principle and fixed charges. Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor.

                                                             PRO FORMA
                                                        --------------------
                     HISTORICAL
----------------------------------------------------    YEAR
                                        THREE MONTHS    ENDED   THREE MONTHS
                                        ENDED MARCH     DECEMBER ENDED MARCH
      YEAR ENDED DECEMBER 31,               31,         31,         31,
------------------------------------    ------------    ----    ------------
1993(1)(2) 1994(1) 1995(1) 1996(1) 1997(1) 1997(1) 1998(1) 1997(3) 1997(3) 1998(3)
----    ----    ----    ----    ----    ----    ----    ----    ----    ----
2.91    5.38    5.01    5.20    5.67    6.10    6.50    3.85    4.15    4.37

------------------------------

(1) Historical ratios are based on the combined historical results of U S WEST and exclude the effects of $3.9 billion of indebtedness (the "Dex Indebtedness") which will be refinanced by U S WEST in connection with the Dex Alignment.

(2) 1993 ratio includes a one-time restructuring charge of $930 million. Excluding the restructuring charge, the ratio would have been 4.76.

(3) Based on the unaudited Pro Forma combined results of U S WEST which gives effect to the refinancing by U S WEST of $3.9 billion of Dex Indebtedness in connection with the Dex Alignment. For further information please see U S WEST's Pro Forma financial statements which have been separately filed under Form 8-K dated May 15, 1998.

                 DESCRIPTION OF DEBT SECURITIES AND GUARANTEES

    The following description sets forth certain general terms and provisions of the Debt Securities and Guarantees to which any Prospectus Supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a Prospectus Supplement and the extent to which such general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement relating to such series of Debt Securities.

    The Debt Securities are to be issued under an Indenture ("Indenture"), to be entered into among U S WEST, Capital Funding, and The First National Bank of Chicago ("Trustee"). As of the date of this Prospectus, no Debt Securities have been issued under the Indenture. The following summaries of certain provisions of the Debt Securities, the Guarantees, and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Debt Securities, the Guarantees, and the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

GENERAL

    The Indenture does not limit the amount of Debt Securities which can be issued thereunder and additional debt securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by, or pursuant to a resolution of, Capital Funding's Board of Directors or by supplemental indenture. Reference is made to the Prospectus Supplement for the following terms of the particular series of Debt Securities being offered hereby; (i) the title of the Debt Securities of the series; (ii) any limit upon the aggregate principal amount of the Debt Securities of the series; (iii) the date or dates on which the principal of the Debt Securities of the series will mature; (iv) the rate or rates (or manner of calculations thereof), if any, at which the Debt Securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to Debt Securities of the series in registered form, the record date for the interest payable on any interest payment date; (v) the place or places where the principal of and interest, if any, on the Debt Securities of the series will be payable; (vi) any redemption or sinking fund provisions; (vii) if other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which will be payable upon declaration of acceleration of the maturity thereof; (viii) whether the Debt Securities of the series will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale, or delivery of Debt Securities in bearer form ("bearer Debt Securities"), and whether the terms upon which bearer Debt Securities will be exchangeable for Debt Securities in registered form ("registered Debt Securities") and vice versa; (ix) whether and under what circumstances Capital Funding will pay additional amounts on the Debt Securities of the series held by a person who is not a U.S. person (as defined below) in respect of taxes or similar charges withheld or deducted and, if so, whether Capital Funding will have the option to redeem such Debt Securities rather than pay such additional amounts; (x) the form or forms of the Debt Securities; (xi) whether the Debt Securities are issuable as a Global Security and, in such case, the identity of the Depositary for such series; (xii) whether the Debt Securities will be denominated or provide for payment in United States dollars or a foreign currency or units of two or more such foreign currencies; (xiii) if the amount of payments of or interest on the Debt Securities of the series may be determined with reference to an index based on coin or currency other than that in which the Debt Securities are stated to be payable, the manner in which such amounts shall be determined and (xiv) any additional provisions or other special terms not inconsistent with the provisions of the Indenture, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of Debt Securities of such series. (Section 2.01 and 2.02.) To the extent not described herein, principal, premium, if any, and interest will be payable, and the Debt Securities of a particular series will be transferable, in the manner described in the Prospectus Supplement relating to such series. Further, all Debt Securities of any one series shall be substantially identical except as to denomination and the rate or rates of interest, if any, and maturity and currency and, except as may otherwise be provided in, or pursuant to, a resolution of Capital Funding's Board of Directors or a certificate delivered pursuant to the Indenture or by supplemental indenture (Section 2.02.)

    Each series of Debt Securities will constitute unsecured and unsubordinated indebtedness of Capital Funding, and will rank on a parity with Capital Funding's other indebtedness, and will have the benefit of the Guarantees described herein. However, since U S WEST is a holding company, the right of U S WEST and, hence, the right of creditors of U S WEST (including the holders of the Debt Securities) to participate in any distribution of the assets of any subsidiaries of U S WEST, whether upon liquidation, reorganization, or otherwise, is subject to prior claims of creditors of the subsidiary, except to the extent that claims of U S WEST itself as a creditor of a subsidiary may be recognized.

    Debt Securities of any series may be issued as registered Debt Securities or bearer Debt Securities or both as specified in the term of the series. Unless otherwise indicated in the Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 and integral multiples thereof, and bearer Debt Securities will not be offered, sold, resold, or delivered to U.S. persons in connection with their original issuance. For purposes of this Prospectus, "U.S. person" means a citizen, national, or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust which is subject to United States federal income taxation regardless of its source of income.

    To the extent set forth in the Prospectus Supplement, except in special circumstances set forth in the Indenture, (i) interest on bearer Debt Securities will be payable only against presentation and surrender of the coupons for the interest installments evidenced thereby as they mature; and (ii) original issue discount (as defined in Section 1273 of the Internal Revenue Code of 1986, as amended), if any, on bearer Debt Securities shall be paid only against presentation and surrender of such Debt Securities, in either case at a paying agency of Capital Funding located outside of the United States and its possessions. (Section 2.05(c).) Capital Funding will maintain such an agency for a period of two years after the principal of such bearer Debt Securities has become due and payable. During any period thereafter for which it is necessary in order to conform to United States tax law or regulations, Capital Funding will maintain a paying agent outside the United States and its possessions to which the bearer Debt Securities or coupons appertaining thereto may be presented for payment and will provide the necessary funds therefor to such paying agent upon reasonable notice. (Section 2.04.)

    Bearer Debt Securities and the coupons related thereto will be transferable by delivery. (Section 2.08(e).)

    If appropriate, federal income tax consequences applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in the form of one or more fully registered global securities (each a "Global Security") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

    The specific terms of the depositary arrangements with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. Capital Funding anticipates that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security will credit the accounts held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by Capital Funding if such Debt Securities are offered and sold directly by Capital Funding. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depositary for such Global Security ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the

Depositary for such Global Security or on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

    Principal, premium, if any, and interest payments on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither Capital Funding, the Trustee for such Debt Securities, any Paying Agent nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Capital Funding expects that the Depositary for a series of Debt Securities issued in the form of a Global Security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Debt Securities as shown on the records of such Depositary. Capital Funding also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

    If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Capital Funding within 90 days, Capital Funding will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In addition, Capital Funding may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by a Global Security and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security representing such series of Debt Securities. In either instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Debt Securities of such series so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

GUARANTEES

    U S WEST will unconditionally guarantee the due and punctual payment of the principal, premium, if any, and interest on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption, or otherwise. (Section 2.16.) The Guarantees will rank equally with all other unsecured and unsubordinated obligations of U S WEST.

EXCHANGE OF SECURITIES

    To the extent permitted by the terms of a series of Debt Securities authorized to be issued in registered form and bearer form, bearer Debt Securities may be exchanged for an equal aggregate principal amount of registered or bearer form Debt Securities of the same series containing identical terms and provisions and date of maturity in such authorized denominations as may be requested upon surrender of the bearer Debt Securities with all unpaid coupons relating thereto, at an agency of Capital Funding maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 2.08(b).) As of the date of this Prospectus, United States Treasury regulations do not permit exchanges of registered Debt Securities for bearer Debt Securities and, unless such regulations are modified, the terms of a series of Debt Securities will not permit registered Debt Securities to be exchanged for bearer Debt Securities.

LIENS ON ASSETS

    If at any time, Capital Funding mortgages, pledges, or otherwise subjects to any lien the whole or any part of any property or assets now owned or hereafter acquired by it, except as hereinafter provided, Capital Funding will secure the outstanding Debt Securities, and any other obligations of Capital Funding which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant, equally and ratably with the indebtedness or obligations secured by such mortgage, pledge, or lien, for as long as any such indebtedness or obligation is so secured. The foregoing covenant does not apply to the creation, extension, renewal, or refunding of mortgages or liens created or existing at the time property is acquired, created within 180 days thereafter, or created for the purpose of securing the cost of construction and improvement of property, or to the making of any deposit or pledge to secure public or statutory obligations or with any governmental agency at any time required by law in order to qualify Capital Funding to conduct its business or any part thereof in order to entitle it to maintain self-insurance or to obtain the benefits of any law relating to workers' compensation, unemployment insurance, old age pensions or other social security, or with any court, board, commission, or governmental agency as security incident to the proper conduct of any proceeding before it. Nothing contained in the Indenture prevents any entity other than Capital Funding from mortgaging, pledging, or subjecting to any lien any of its property or assets, whether or not acquired from Capital Funding or U S WEST. (Section 4.03.)

AMENDMENT AND WAIVER

    Subject to certain exceptions, the Indenture may be amended or supplemented by Capital Funding, U S WEST, and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series affected by the amendment or supplement (with each series voting as a class), or compliance with any provision may be waived with the consent of holders of a majority in principal amount of the outstanding Debt Securities of each series affected by such waiver (with each series voting as a class). However, without the consent of each Debt Securityholder affected, an amendment or waiver may not
(i) reduce the amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) change the rate of or change the time for payment of interest on any Debt Security; (iii) change the principal of or change the fixed maturity of any Debt Security; (iv) waive a default in the payment of the principal of or interest on any Debt Security; (v) make any Debt Security payable in money other than that stated in the Debt Security; or (vi) make any change to Section 6.04 (Waiver of Existing Defaults), Section 6.07 (Rights of Holders to Receive Payment) or items (i) through (vi) listed in this sentence. (Section 9.02.) The Indenture may be amended or supplemented without the consent of any Debt Securityholder (i) to cure any ambiguity, defect, or inconsistency in the Indenture, the Debt Securities of any series or the Guarantees; (ii) to provide for the assumption of all the obligations of Capital Funding or U S WEST under the Debt Securities, any coupons related thereto, the Guarantees, and the Indenture by any corporation in connection with a merger, consolidation, transfer, or lease of Capital Funding's or U S WEST's property and assets substantially as an entirety, as provided for in the Indenture; (iii) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (iv) to add to the covenants of Capital Funding and U S WEST for the benefit of the holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon Capital Funding in the Indenture;
(v) to add to, delete from, or revise the conditions, limitations, and restrictions on the authorized amount, terms, or purposes of issue, authentication, and delivery of Debt Securities, as set forth in the Indenture;
(vi) to secure the Debt Securities pursuant to Section 4.03. of the Indenture;
(vii) to make any change that does not adversely affect the rights of any Debt Securityholder; (viii) to provide for the issuance of and establish the form and terms and conditions of a series of Debt Securities or the Guarantees endorsed thereon or to establish the form of any certifications required to be furnished pursuant to the terms of the Indenture or any series of Debt Securities; or (ix) to add to the rights of Debt Securityholders. (Section 9.01.)

MERGER

    Capital Funding or U S WEST may consolidate with or merge into, or transfer or lease its property and assets substantially as an entirety, to another person if that person is a corporation and assumes all the obligations, as the case may be, of Capital Funding, under the Debt Securities, and any coupons related thereto and the Indenture, or of U S WEST, under the Guarantees and the Indenture, and if, after giving effect to such transaction, a Default or Event of Default would not occur or be continuing. Thereafter, all such obligations of Capital Funding or U S WEST, as the case may be, shall terminate. (Section 5.01. and 5.02.)

    The general provisions of the Indenture do not afford holders of the Debt Securities protection in the event of a highly-leveraged transaction, reorganization, merger or similar transaction involving U S WEST or Capital Funding that may adversely affect holders of the Debt Securities.

EVENTS OF DEFAULT

    The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities: (i) default in the payment of interest on any Debt Security of each series for 90 days; (ii) default in the payment of the principal of any Debt Security of such series; (iii) failure by Capital Funding or U S WEST for 90 days after notice to it to comply with any of its other agreements in the Debt Securities of such series, in the Indenture, in the Guarantees, or in any supplemental indenture; and (iv) certain events of bankruptcy or insolvency of Capital Funding or the Guarantor. (Section 6.01.) If an Event of Default occurs with respect to the Debt Securities of any series and is continuing, the Trustee or the holders of at least 25% in principal amount of all of the outstanding Debt Securities of that series may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable. Upon such declaration, such principal (or, in the case of original issue discount Debt Securities, such specified amount) shall be due and payable immediately. (Section 6.02.)

    Securityholders may not enforce the Indenture, the Debt Securities, or the Guarantees, except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Debt Securities. (Section 7.01.) Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of each series affected (with each series voting as a class) may direct the Trustee in its exercise of any trust power. (Section 6.05.) The Trustee may withhold from Debt Securityholders notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. (Section 7.05.)

CONCERNING THE TRUSTEE

    U S WEST and certain of its affiliates, including Capital Funding, maintain banking relationships in the ordinary course of business with the Trustee. In addition, the Trustee and certain of its affiliates serve as trustee, authenticating agent, or paying agent with respect to certain debt securities of U S WEST and its affiliates.

                              PLAN OF DISTRIBUTION

GENERAL

    Capital Funding may sell the Debt Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through underwriters, (iv) through dealers, or (v) through a combination of any such methods of sale.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions either (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

    Offers to purchase Debt Securities may be solicited directly by Capital Funding or by agents designated by Capital Funding from time to time. Any such agent, which may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Capital Funding to such agent will be set forth, in the Prospectus Supplement or the Pricing Supplement. Unless otherwise indicated in the Prospectus Supplement or the Pricing Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents may be customers of, engage in transactions with, or perform services for, Capital Funding in the ordinary course of business.

    If an underwriter or underwriters are utilized in the sale, Capital Funding and U S WEST will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters and the terms of the transactions will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities.

    If a dealer is utilized in the sale of the Debt Securities in respect of which this Prospectus is delivered, Capital Funding will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by each dealer at the time of resale.

    Underwriters, dealers, agents, and other persons may be entitled, under agreements which may be entered into with Capital Funding and U S WEST, to indemnification against, or contribution with respect to, certain civil liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

    If so indicated in the Prospectus Supplement, Capital Funding will authorize dealers or other persons acting as Capital Funding's agents to solicit offers by certain institutions to purchase Debt Securities from Capital Funding pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases, such institutions must be approved by Capital Funding. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchaser of the Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (b) if the Debt Securities are also being sold to underwriters, Capital Funding shall have sold to such underwriters the Debt Securities not sold for delayed delivery. The dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

    The audited combined financial statements and combined financial statement schedule of U S WEST and the audited consolidated financial statements and the Supplementary Selected Proportionate Results of Operations of Old U S WEST for the years ended December 31, 1997 and 1996 included in Old U S WEST's proxy statement on Schedule 14A (the "Proxy Statement"), filed April 20, 1998, and the audited consolidated financial statements, Supplementary Selected Proportionate Results of Operations and financial statement schedule of Old U S WEST for the years ended December 31, 1997 and 1996 included in Old U S WEST's Annual Report on Form 10-K, as amended by Form 10-K/A filed April 13, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

    The consolidated financial statements of Old U S WEST for the year ended December 31, 1995 included in the Proxy Statement filed April 20, 1998, and the consolidated financial statements and consolidated financial statement schedule of Old U S WEST for the year ended December 31, 1995 included in Old U S WEST's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed April 13, 1998, have been incorporated herein by reference in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The combined financial statements and combined financial statement schedule of U S WEST for the year ended December 31, 1995 included in the Proxy Statement filed April 20, 1998 have been incorporated herein by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

    Certain legal matters relating to the Debt Securities and the Guarantees to be offered hereby will be passed upon for Capital Funding and U S WEST by Thomas
O. McGimpsey, Corporate Counsel and Assistant Secretary of U S WEST.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY U S WEST, CAPITAL FUNDING OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF U S WEST OR CAPITAL FUNDING SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
U S WEST, Inc. ................................        S-3
U S WEST Capital Funding, Inc. ................        S-7
Use of Proceeds................................        S-8
Capitalization of U S WEST.....................        S-8
Summary Historical and Pro Forma Financial
  Data.........................................        S-9
Description of Notes and Debentures............       S-13
Underwriting...................................       S-18
Legal Matters..................................       S-19
                        PROSPECTUS
Description of Separation......................          2
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
Forward-Looking Information May Prove
  Inaccurate...................................          3
U S WEST, Inc. ................................          3
U S WEST Capital Funding, Inc. ................          4
Use of Proceeds................................          4
Ratio of Earnings to Fixed Charges.............          4
Description of Debt Securities and
  Guarantees...................................          4
Plan of Distribution...........................         10
Experts........................................         11
Legal Opinions.................................         11

                                 $3,100,000,000

                                     [LOGO]

                                    U S WEST
                             CAPITAL FUNDING, INC.

                                  $500,000,000
                         6 1/8% NOTES DUE JULY 15, 2002

                                  $500,000,000
                         6 1/4% NOTES DUE JULY 15, 2005

                                  $600,000,000
                         6 3/8% NOTES DUE JULY 15, 2008

                                 $1,500,000,000
                      6 7/8% DEBENTURES DUE JULY 15, 2028

                           UNCONDITIONALLY GUARANTEED
                           AS TO PAYMENT OF PRINCIPAL
                                AND INTEREST BY
                                 U S WEST, INC.

                             ---------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------

                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.
                                LEHMAN BROTHERS
                           MORGANSTANLEY DEAN WITTER

                                 JUNE 24, 1998

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